Cheetah Enterprises, Inc.
Condominio Torres Paseo Colon #604
San Jose, Costa Rica

VIA EDGAR

June 17, 2015

Mara L. Ransom
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Cheetah Enterprises, Inc.
Registration Statement on Form S-1/A
Filed May 29, 2015
File No. 333-203080

Dear Ms. Ransom:

This letter is in response to your comment letter dated June 9, 2015, with regard to the Form S-1/A filing of Cheetah Enterprises, Inc., a Nevada corporation ("Cheetah", "Cheetah Enterprises" or the "Company") filed on May 29, 2015.  Responses to each comment have been keyed to your comment letter.

 General

1.
We note your disclosure that "it may be difficult for U.S. shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against us and any of our non-U.S. resident executive officers or directors." Please clarify whether your officers or directors reside in Canada, or otherwise explain your connection to Canada to provide context for the disclosure.

Response:

This disclosure has been corrected, to reference Costa Rican courts.  Our officers and directors reside in Costa Rica.

2.	We are unable to recalculate net tangible book value after stock sale. Please provide us with your calculations of net tangible book value after each stock sale scenario as of February 28, 2015.

Response:

Our calculations are as follows:
The following table is our calculations of dilution.
As of February 28, 2015	current	25.0%	50.0%	75.0%	100.0%

Total assets	$ 27,918	$ 27,918	$ 27,918	$ 27,918	$ 27,918
Total liabilities and intangible assets	3,362	3,362	3,362	3,362	3,362
Net tangible book value	24,556	24,556	24,556	24,556	24,556

Prooceeds from offering		25,000	50,000	75,000	100,000
Estimated Offering Expenses		(16,000)	(16,000)	(16,000)	(16,000)
Net tangible book value (a)	24,556	33,556	58,556	83,556	108,556

Shares outstanding prior to offering	16,770,000	16,770,000	16,770,000	16,770,000	16,770,000
New shares from offering		2,500,000	5,000,000	7,500,000	10,000,000
Total shares outstanding (b)	16,770,000	19,270,000	21,770,000	24,270,000	26,770,000

Net Tangible Book Value Per Share After Stock Sale (1)	$ 0.0015	$ 0.0017	$ 0.0027	$ 0.0034	$ 0.0041
Increase in net book value per share due to stock sale (2)		$ 0.0002	$ 0.0012	$ 0.0019	$ 0.0026

Investment Value (c)	$ 0.01
Dilution (subscription price of $0.01 less NBV per share) to purchasing shareholders (3)		$ 0.0083	$ 0.0073	$ 0.0066	$ 0.0059
•	Net tangible book value (a) is the amount that results from subtracting total liabilities and intangible assets from total assets.
•	Net Tangible Book Value Per Share is Net tangible book value (a) divided by total shares outstanding (b).

How to calculate
(1)	Net Tangible Book Value Per Share After Stock Sale
= (a) Net tangible assets / (b) total shares outstanding

(2)	Increase in net book value per share due to stock sale
= (1) - Net Tangible Book Value Per Share Prior to Stock Sale of $0.0015 ( $ 24,556 / 16,770,000 shares)

(3)	Dilution (subscription price of $0.01 less NBV per share) to purchasing shareholders
= (c) Investment Value – (1)

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter as EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (admin@cheetahenterprises.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Shane Drudl
Shane Drdul, President